

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2014

Via E-mail
Tim Hunt
Executive Chairman and Director
Hunt Mining Corp.
23800 East Appleway Ave.
Liberty Lake, WA 99019

> **Re:** **Hunt Mining Corp.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed June 30, 2014**
> **File No. 333-182072**

Dear Mr. Hunt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Hunt Mining Corp. – History, page 25

1.   We note your response to comment 2 from our letter dated April 24, 2014 and we reissue, in part, the comment. Please disclose what material exploration and development activities, if any, have occurred since July 2013.

Plan of Operations During Next Twelve Months, page 54

2.   We reissue comment 4 from our letter dated April 24, 2014. Given your current lack of operations, please revise to provide a more specific plan of operations including planned milestones as well as the required expenditures to meet those milestones for the next three, six, nine and twelve months. Please explain the sources of funding which will be used to reach your planned milestones and the company's plans should it be unable to access its intended sources of funding.

Commitments and Contingencies, page 76

3.   We note your statement on page 76 that you do not believe that not making the
        exploration expenditures required by the FK Minera lease purchase agreement
        jeopardizes the Company's Bajo Pobré project. Given that the expenditures are required
        by an executed agreement between FK Minera and CCSA, please revise to state the basis
        for your statement. Did FK Minera waive this requirement of the agreement?

Security Ownership of Certain Beneficial Owners and Management, page 79

4.   We note your response to comment 8 in our letter dated April 24, 2014. Please revise the
        table to reflect the aggregate number of shares owned by Darrick Hunt.

5.   Also, we note your disclosure that Darrick Hunt owns 14% of the shares held by Hunt
        Family Limited Properties which represents another 6,566,000 common shares. If Hunt
        Family Limited Properties owns Hunt Mining shares, please add this entity to the table
        with the appropriate footnotes to explain the natural persons who beneficially own the
        shares. Alternatively, please tell us why this entity should not be included in the
        beneficial ownership table.

6.   Please refer to footnote (3) to the table on page 79 and footnote (5) to the table on page
        81. The share amounts in these footnotes would appear to total 51,288,200 not
        51,188,200 as now indicated in the tables. Please revise or advise.

7.   According to disclosure in footnote (5) on page 81, Mr. Tim Hunt and the Hunt Family
        Limited Partnership own 93.2% of the shares of HuntMountain. This percentage of
        50,000,000 shares, 46,600,000 shares, when reduced by the 188,200 shares owned
        directly by Mr. Tim Hunt, would yield 46,411,800 shares owned by the Partnership, not
        the 38,967,279 shares as indicated in the table. Please revise or advise.

8.   The shares quantified in footnote (4) to the table on page 82 do not appear to total
        47,905,523 shares as indicated in the table. Please revise or advise.

Material Income Tax Information, page 93

9.   We note your response to comment 9 from our letter dated April 24, 2014 and we reissue
        the comment. We continue to note your statement on page 93 that the opinion "does not
        discuss the tax consequences to holders of HuntMountain's common stock resulting from
        the distribution of common shares to such holders." Please supplementally explain why
        counsel has not opined on the material US Federal income tax consequences of this
        distribution transaction. See Section III.A of Staff Legal Bulletin No. 19. Also, after
        reading the requirements of Section III.A of SLB 19, please consider whether the opinion
        of counsel is required. If you wish this section to continue to present this section as the
        tax opinion of counsel, in your next amendment, you must revise to clearly identify each

topic upon which counsel is opining and identify counsel's opinion with respect to each topic. In particular, counsel's opinion with regard to the material United States Federal Income Tax consequences on page 94 is unclear.

Financial Statements

10.   We note you have included interim financial statements for the quarterly period ended March 31, 2014 and the related MD&A discussions in your website. Please revise to include interim financial statements and the related discussions for the quarterly period ended March 31, 2014 as required by Item 8. A.5 of Form 20-F or tell us why inclusion of such interim financial statements and related discussions are not required. Refer to instruction to Item 8.A.5 of Form 20-F for further guidance.

Exhibit 23.1

11.   We note the report date (June 27, 2014) referenced in the consent is not consistent with the auditor's report date of April 30, 2014 disclosed on page 106. Please direct your independent accountant to revise the consent as appropriate.

Exhibit 23.4

12.   We note the consent provided as Exhibit 23.4 is signed by C. Gustavo Fernandez on his own behalf. Please file a consent signed on behalf of UAKO Geological Consultants or advise. Also, to the extent that Mr. Fernandez's name continues to be used in the registration statement, please revise your exhibit table and the disclosure on page 103 with regard to experts to explain the relationship between UAKO Geological Consultants and C. Gustavo Fernandez.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. You may contact Jamie Kessel at (202) 551-3727 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director